To the Board of Directors

House of Taylor Jewelry, Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our Independent Registered Public Accounting Firm’s Report dated April 6, 2006 covering the consolidated financial statements of House of Taylor Jewelry, Inc. for each of the two years in the period ended December 31, 2005 to be included in the registration statement on Form SB-2 (Post-Effective Amendment No. 1, converted to S-3) to be filed with the Commission on approximately July 18, 2006.

We also consent to the reference to us as experts in matters of accounting and auditing in this registration statement.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California

July 18, 2006